99.1	Press release dated May 1, 2023

28 April 2023

Exodus Reports Fourth Quarter and Full Year 2022 Results
Full Year Revenue of $50.6 million

Exodus Movement, Inc. (tZERO: EXOD), (“the Company” or “Exodus”) the leading self-custodial cryptocurrency software platform, today announced its fiscal 2022 results for the fourth quarter and full year ended December 31, 2022. The Company reported full year revenue of $50.6 million, a decrease of 47% as compared to 2021.

Full Year 2022 Financial Highlights
In USD millions, except percentages	2022	2021 (restated)	% Change
Revenue	$50.6	$95.8	(47%)
Total Cost of Revenues	28.7	22.7	26%
Operating Expenses	46.9	28.6	64%
Income from Operations	(25.0)	44.5
Operating Margin	(49%)	46%
Net (Loss)	$(23.1)	$(21.9)
Adjusted EBITDA[1]	$1.5	53.5	(97%)

“We went to work in 2022, delivering beautifully-designed and easy-to-use products for our customers,” said JP Richardson, CEO and co-founder of Exodus. “The browser-based Exodus Web3 wallet offers the first multi- and cross-chain experience for our customers to navigate Web3. Customers can now buy or sell crypto in-app and swap almost 300 supported assets. We introduced custom tokens and a new mobile experience that made our product even easier to use. These additions bring Exodus closer to achieving our vision: to help the world exit traditional finance.

Happy users are vital to the success of Exodus, and we are committed to providing world-class service. This year we expect to expand the Exodus product offering and create a platform where customers can self-custody all their digital assets in one app.”

Fourth Quarter and Full Year Operational and Other Financial Highlights

●
Exchange provider processed volume - $569.8 million in Q4 2022, down 59% from Q4 2021. Bitcoin and USDT were the top assets traded in Q4 2022, at 27% and 15% of volume, respectively. Full year 2022 exchange volume of $2.55 billion, down 54% from the previous year.

1 Non-GAAP metric. For a reconciliation of Net Income to Adjusted EBITDA, please refer to the reconciliation table at the end of this press release.

●	Exodus monthly active users[2] - 741,813 in Q4 2022, down 19% from 914,912 in Q4 2021.
●	Adjusted EBITDA[3] - $1.5 million, down from $53.5 million in the prior year period.
●	Digital assets and cash[4] - $79.2 million, including $26.0 million in bitcoin and ethereum and $52.5 million in USD and Treasury bills as of December 31, 2022.
●	Full-time equivalent team members - approximately 210 at 2022 year-end, a decrease of approximately 10 from the prior year.
●	Customer response time - average response time of less than ten minutes.

“Our beautifully-designed product is supported by a strong balance sheet and devoted customer base,” said James Gernetzke, CFO of Exodus. “We ended the year with nearly $80 million in cash and liquid assets, nearly one-third of which is held in cryptocurrencies. Throughout 2022 we were hyper-focused on building and delivering on our product roadmap. This year, we expect to grow our customer base and position Exodus as the app to self-custody all your digital assets.”

Additional Details

Questions for Exodus Management related to the fourth quarter and full year 2022 can be submitted via e-mail at investors@exodus.com. Supporting documents, including the Shareholder Letter and other filings are available at www.exodus.com/investors.

Contact

Customer Support
support@exodus.com

Investor Relations
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

About Exodus

Exodus is on a mission to help the world exit the traditional finance system. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop, mobile and browser, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin,

2  Monthly active users as of December 31, 2022.
3  Non-GAAP metric. See footnotes at the end of this release.
4 Digital assets at Market Value as of December 31, 2022.

Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The self-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization.

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest (income) expense, stock-based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net income attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net (Loss) Income to Adjusted EBITDA

In USD millions	2022	2021 (restated)[5]
Net (loss)	$(23.1)	$(21.9)
Interest (income)	(0.6)	(0.7)
Income tax expense (benefit)	(0.9)	6.0
Depreciation and amortization	3.5	1.8
EBITDA	$(21.1)	$(14.8)
Loss on extinguishment of SAFEs	-	61.0
Impairment of digital assets, net	18.3	6.6
Impairment of assets	0.5	-
Unrealized gain (loss) on investments	(0.3)	0.2
Stock-based compensation	4.1	0.5
Adjusted EBITDA	$1.5	$53.5

Forward-Looking Statements

This press release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

5 Includes prior period adjustments.